Exhibit 1A-6F

iCross Holdings LLC

28-07 Jackson Avenue, 5F

Long Island City, New York 11101

December 3, 2021

iCross Premier LLC

28-07 Jackson Avenue, 5F

Long Island City, New York 11101

Re: Funding Obligation

Gentlemen and Ladies:

This will confirm that iCross Holdings LLC (“Holdings”) will contribute to iCross Premier LLC (“Premier”) the sum of (i) all the costs associated with Premier’s Regulation A offering, and (ii) all Premier’s operating expenses for the first six months of its operations, up to a maximum total of $500,000.

The obligation of Holdings to made contributions does not include any capital required for Premier to make loans to borrowers.

All contributions made by Holdings to Premier shall be treated as capital contributions, not as loans.

Very truly yours,

iCross Holdings LLC
/s/ Lily Guo
Lily Guo, Manager and President